Lehman Brothers Holdings Inc.
                       3 World Financial Center, 24th Floor
                                New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                November 13, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR

       Re:  SCHEDULE 13G Amendment No. 1


Dear Commissioner:

       On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is an Amendment No. 1 to a Schedule
13G relating  to  the  Reporting   Person's   ownership  of  6.875%  Series
Cumulative Preferred Stock of PSI Energy Inc.


         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.



                         Very truly yours,


                         /s/ Karen C. Manson
                           -----------------
                            Karen C. Manson
                            Vice President
                            Secretary


Enclosure

cc:   PSI Energy Inc.
      New York Stock Exchange

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Schedule 13G Amendment No. 1
Under the Securities Exchange Act of 1934

PSI Energy Inc.
(Name of Issuer)

6.875% Series Cumulative Preferred Stock, $100.00 Par Value
(Title of Class of Securities)

693627879000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
693627879000

1)  Names of Reporting Person

Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person
13-3216325

2)  Check the Appropriate box if a Member of a Group

(a)  ( X ) Sole
(b)  (   ) Joint Filing


3)  SEC Use Only

4)  Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power
        10,000

6)  Shared Voting Power
        -0-

7)  Sole Dispositive Power
        10,000

8)  Shared Dispositive Power
         -0-
9)  Aggregate Amount Beneficially Owned by Each Reporting Person
        10,000
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(---)
11)  Percent of Class Represented by Amount in Row 9
         1.66%

12)  Type of Reporting Person
        HC/CO
Item 1(a).  Name of Issuer:  PSI Energy Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1000 East Main Street

                              Plainfield, IN 46168

Item 2(a).  Name of Person Filing:
                      Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business Office:
                      3 World Financial Center
                      New York, NY  10285
Item 2(c).  Citizenship or Place of Organization:
See Item 4 of cover pages
Item 2(d).  Title of Class of Securities:
Preferred
Item 2(e).  CUSIP Number:
            693627879000

Item 3. Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

The person filing this statement is Lehman Brothers Holdings Inc., a parent holding company in accordance with Section 240.13d1(b)(ii)(G).

Item 4.  Ownership
(a)  Amount Beneficially Owned as of:  October 31, 1996

See Item 9 of cover pages

(b)  Percent of Class:

See Item 11 of cover pages
(c)  Number of shares as to which such person has:
         (i)  sole power to vote or to direct the vote
         (ii) shared power to vote or to direct the vote
         (iii)sole power to dispose or to direct the disposition
         (iv) shared power to dispose or to direct the disposition

         See Items 5-8 of cover pages

Item      5.  Ownership of Five Percent or Less of a Class

This statement is being filed to report that as of October 31, 1996, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.

Item      6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item      8.  Identification and Classification of Members of the Group

Not Applicable.


Item      9.  Notice of Dissolution of Group

Not Applicable.


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  October 31, 1996


LEHMAN BROTHERS HOLDINGS INC.



By:  /s/ Karen C. Manson
          -------------------
Name:  Karen C. Manson
Title: Vice President
       Secretary